Exhibit 99.1

ORION ENGINEERED CARBONS ANNOUNCES THE SUCCESSFUL COMPLETION OF SYNDICATION OF THE TERM LOAN UNDER ITS NEW CREDIT AGREEMENT

August 8, 2014 – Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of specialty and high-performance Carbon Black, today announced the successful completion of the syndication process, including the final pricing of the interest rate spreads, for the €665 million term loan under its new credit agreement, which it entered into prior to the closing of its IPO last month. The term loan will bear interest at an annual rate of LIBOR/EURIBOR (minimum 1.00%) plus 4.00%, subject to downward adjustment based on Orion’s leverage ratio as set forth in the credit agreement. As part of the refinancing implemented prior to the closing of the IPO, Orion drew down the term loan and used the proceeds to repay its existing indebtedness and related expenses. The credit agreement also provides for a €115 million revolving credit facility, bearing interest at an annual rate of LIBOR/EURIBOR (minimum 1.00%) plus 3.00%, subject to downward adjustment. With the completion of the syndication process the terms of the credit agreement are fixed.

The recent refinancing together with the recapitalization associated with the IPO provides Orion with greater flexibility in its operations as a public company and substantially reduces its overall interest expense. As a result, Orion’s estimated pro forma annualized interest expense (at an overall effective annual rate of 5.00%) has been reduced by approximately €50 million for the 12 months following the IPO (based on current LIBOR/EURIBOR rates), as compared with the 12 months prior to the IPO. This very significant reduction in interest cost will provide Orion with further liquidity that may be used for investment in its business as well as other corporate purposes.

About Orion Engineered Carbons S.A.

Orion Engineered Carbons is a worldwide supplier of Carbon Black. The Company offers standard and high-performance products for Coatings, Printing Inks, Polymers, Rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With 1,360 employees worldwide, Orion Engineered Carbons runs 14 global production sites and four Applied Technology Centers. For more information visit our website www.orioncarbons.com.

Contact

Orion Engineered Carbons S.A.

Investor Relations

Diana Downey, +1 832 445-3880

Investor-Relations@orioncarbons.com